

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 14, 2016

C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, California 94010

      Re: **Virgin America Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed April 22, 2016
             File No. 001-36718

Dear Mr. Cush:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Laura Nicholson

                                 Laura Nicholson
                                 Special Counsel
                                 Office of Transportation and Leisure

cc: Tad J. Freese, Esq.